780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

October 6, 2010

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A - Frontegra Phocas Small Cap Value Fund

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Friday, September 10, 2010 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on July 23, 2010 relating to the Frontegra Phocas Small Cap Value Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.

Comment:  Under “Summary Section - Fees and Expense of Class L Shares of the Fund” (1) create a separate line for  “Exchange Fees,” (2) revise the presentation of the $25 fee and $15 fee charged for checks that do not clear and for shares redeemed by wire, respectively, and (3) revise “Net Expenses” to state “Total Net Operating Expenses after Fee Waiver and/or Expense Reimbursement.” Please make conforming changes to the Prospectus for Class I shares of the Fund.

Response:  Done.

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Ms. Patricia Williams
U.S. Securities and Exchange Commission
October 6, 2010

2.

Comment:   Under “Summary Section - Predecessor Performance,” the Fund’s performance is compared to the S&P 500® Index.  Please provide support or an explanation regarding why the S&P 500® Index, which primarily includes performance information for large capitalization companies, is an appropriate benchmark against which to compare the Fund’s performance, as the Fund is a “small cap” fund.  This comment also applies to the Prospectus for Class I shares of the Fund.

Response:  We have deleted references to the S&P 500® Index in the Prospectuses.  Performance continues to be compared to the Russell 2000® Value Index, which includes small capitalization companies in the market sectors in which the Fund invests.

Statement of Additional Information

3.

Comment:  With references to the section “Investment Policies and Techniques - Hedging Strategies - Foreign Currency, Related Derivative Strategies, Special Considerations,” please clarify whether investment in derivatives is part of the Fund’s principal investment strategy.  If so, investment in derivatives and the specific derivatives in which the Fund invests should be disclosed in the appropriate sections in the Prospectuses.

Response:  Investment in derivatives is not a principal investment strategy of the Fund.  Accordingly, disclosure relating to investment in derivatives has not been included in the principal investment strategy sections of the Prospectuses.

4.

Comment:  Under “Directors and Officers - Board Leadership Structure,” (1) please explain how the President of the Fund’s responsibilities as presiding officer differ than the responsibilities of a Chairman of the Board and (2) explain in greater detail why the Board of Directors has determined that the board leadership structure is appropriate for the Company in light of the nature and specific circumstances of the Company.

Response:   Done.

*****

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio